THE JEAN COUTU GROUP (PJC) INC.

MATERIAL CHANGE REPORT

Annex 51-102F3 to Regulation 51-102 respecting continuous disclosure obligations

1.	Name and Address of Company

The Jean Coutu Group (PJC) Inc.

530, rue Bériault

Longueuil, Qc J4G 1S8 (hereinafter the “Company”)

2.	Date of Material Change

December 8, 2006

3.	Press Release

A press release was issued in Longueuil, Quebec, filed on SEDAR on December 8, 2006 and disseminated the same day via CCN MATTHEWS.

4.	Summary of Material Change

The Jean Coutu Group (PJC) Inc. filed a declaratory judgment action in the United States District Court for the Southern District of New York to obtain a definitive resolution regarding the intended transfer of the Company’s 8.5% Senior Subordinated Notes in the amount of $850 million to Rite Aid Corporation (NYSE, PCX:RAD) in connection with the pending transaction between The Jean Coutu Group (PJC) Inc. and Rite Aid Corporation announced on August 24, 2006.

5.	Full Description of Material Change

For a full description of the material change, please refer to the press release issued December 8, 2006.

6.	Confidentiality

This report is not confidential.

7.	Omitted Information

None.

8.	Executive Officer

For further information, please contact Mrs. Kim Lachapelle, Corporate Secretary of The Jean Coutu Group at 450-646-9760.

9.	Statement of the Executive Officer

The foregoing accurately discloses the material change referred to herein.

DATED in Longueuil, this 12th day of December 2006.

THE JEAN COUTU GROUP (PJC) INC.

/s/ Kim Lachapelle

Kim Lachapelle
Corporate Secretary